UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-39928

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company

CNPJ/ME No. 06.057.223/0001-71

NIRE 33.300.272.909

NOTICE TO THE MARKET

Annual Report Filed with the SEC on Form 20-F

Sendas Distribuidora S.A. (the “Company”) announces that its Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which includes its audited financial statements for the year ended December 31, 2023, was filed with the United States Securities and Exchange Commission (“SEC”) on April 23, 2024. The report can be directly accessed at the SEC’s website (www.sec.gov) or on the Company’s website (ri.assai.com.br).

Any investor or shareholder who wishes to receive a hard copy of the report, free of charge, may contact the Company by phone at +55-11-3411-7950 or by email at ri.assai@assai.com.br.

São Paulo, April 23, 2024.

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2024

Sendas Distribuidora S.A.

By:	/s/ Vitor Fagá de Almeida
Name:	Vitor Fagá de Almeida
Title:	Vice President of Finance and Investor Relations

By:	/s/ Gabrielle Helú
Name:	Gabrielle Helú
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.